UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )

                         The Major Automotive Companies, Inc.
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                                (Name of Issuer)

                             Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    560775108
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                                 (CUSIP Number)

        Michael Feinsod                         Howard Sobel, Esq.
        Infinity Capital, LLC                   Latham & Watkins LLP
        767 Third Avenue                        885 Third Avenue
        16th Floor                              New York, New York  10022
        New York, New York 10017                (212) 906-1200
        (212) 752-2777
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                August 19, 2003
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box |_|.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 560775108

Page 2 of 9 --------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Infinity Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               7     SOLE VOTING POWER

                     638,400 shares
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            638,400 shares
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      638,400 shares
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.58%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 560775108

Page 3 of 9 --------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Infinity Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     638,400 shares (comprised of shares held by Infinity
                                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            638,400 shares (comprised of shares held by Infinity
    WITH                             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      638,400 shares (comprised of shares held by Infinity Capital
                      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.58%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 560775108

Page 4 of 9 --------------------------------------------------------------------

1.      NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Infinity Management, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     638,400 shares (comprised of shares held by Infinity
                                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            638,400 shares (comprised of shares held by Infinity
    WITH                             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      638,400 shares (comprised of shares held by Infinity Capital
                      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.58%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 560775108

Page 5 of 9 --------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Michael Feinsod
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     638,400 shares (comprised of shares owned by Infinity
                                     Capital Partners, L.P.)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            638,400 shares (comprised of shares owned by Infinity
    WITH                             Capital Partners, L.P.)
               -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      638,400 shares (comprised of shares owned by Infinity Capital
                      Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.58%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

     This Statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Common Stock"), of The Major Automotive Companies, Inc. (the "Company"), a company organized and existing under the laws of the State of Nevada. The address of the Company's principal executive offices is 43-40 Northern Boulevard, Long Island City, New York 11101.

Item 2. Identity and Background

     (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by
(i) Infinity Capital Partners, L.P., a Delaware limited partnership ("Partners"), (ii) Infinity Capital, LLC, a Delaware limited liability company ("Capital"), (iii) Infinity Management, LLC, a Delaware limited liability company ("Management"), and (iv) Michael Feinsod (Partners, Capital, Management and Mr. Feinsod are hereinafter collectively referred to as the "Reporting Persons").

     The Reporting Persons are making a group filing because, due to the relationships between them, the Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Exchange Act.

     The sole general partner of Partners is Capital. Mr. Feinsod is the Managing Member of Capital and Management.

     (b) The address of the principal business and principal office of each of the reporting persons is 767 Third Avenue, 16th Floor, New York, New York 10017.

     (c) The principal business of Partners is that of an investment partnership. The principal business of Capital is acting as general Partner of Partners. The principal business of Management is that of an investment manager. Mr. Feinsod is principally in the business of investing in his capacity as Managing Member of Capital and Management.

     (d) None of the individuals or entities referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the individuals or entities referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

     (f) Mr. Feinsod is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The aggregate amount of funds used to purchase the shares of Common Stock held by Partners was $562,544.70. The source of funds used by Partners to purchase such shares was working capital. In addition, Partners effects purchases of shares primarily through margin accounts maintained for Partners with Bank of America Securities which may extend credit to Partners as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm's credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account.

Item 4. Purpose of Transaction.

     The Reporting Persons have acquired the shares of the Company reported herein in order to profit from appreciation of the Common Stock, which the Reporting Persons believe is undervalued, as well as from any potential dividends in respect of such shares. The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Company, on a continuous basis, through, among other things, analysis of public filings, proprietary research, and discussions with knowledgeable industry and market participants and with representatives of such companies. The Reporting Persons intend to closely monitor developments at the Company and may communicate with other shareholders or potential shareholders of the Company, and may seek to communicate with members of management and the board of directors, on matters that the Reporting Persons deem relevant to their investment in the Company, including for the purpose of influencing material business decisions relating to the Company. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional securities of the Company in the open market or in private transactions, or may dispose of all or a portion of the securities of the Company that the Reporting Persons own or hereafter may acquire. In addition, based on the Reporting Persons' continuing evaluation of the Company as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. The Reporting Persons have no current intention to seek representation on the Company's Board of Directors.

     Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) The aggregate percentage of the outstanding shares of Common Stock reported owned by each Reporting Person is based upon 9,702,047 shares of Common Stock outstanding as of August 11, 2003, as reported in the Company's quarterly report on Form 10-Q for the period ended June 30, 2003.

     As of the close of business on August 26, 2003:

                  (i) Partners owns 638,400 shares of Common Stock which constitute approximately 6.58% of the shares of Common Stock outstanding;

                  (ii) Capital owns no shares of Common Stock directly. As sole general partner of Partners, Capital may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 638,400 shares of Common Stock owned by Partners. Such shares of Common Stock constitute approximately 6.58% of the shares of Common Stock outstanding;

                  (iii) Management owns no shares of Common Stock directly. As the Investment Manager of Partners, Management may be deemed under the provisions of Rule 13D-3 of the Exchange Act Rules, to be the beneficial owner of the 638,400 shares of Common Stock that are owned by Partners. Such shares of Common Stock constitute approximately 6.58% of the shares of Common Stock outstanding; and

                  (iv) Michael Feinsod owns no shares of Common Stock directly. As the Managing Member of Capital and Management, the General Partner and Investment Manager, respectively, of Partners, Mr. Feinsod may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 638,400 shares of Common Stock, that are owned by Partners. Such shares, in the aggregate, constitute approximately 6.58% of the shares of Common Stock outstanding.

     (b) Partners has the sole power to vote and dispose of the shares of Common Stock owned by it, which power is exercisable by Mr. Feinsod, as Managing Member of Capital and Management, the general partner and Investment Manager, respectively, of Partners.

     (c) Set forth below is a description of all transactions in shares of Common Stock that were effected by Partners during the past sixty days. All such transactions were effected on the open market.

--------------------------------------------------------------------------------
   Date                      Number of Shares                    Price Per Share
   ----                      ----------------                    ---------------
6/26/2003                          14,600                         0.8496

6/27/2003                           6,200                         0.8844

6/30/2003                           2,000                         0.8620

7/1/2003                            6,500                         0.8609

7/2/2003                            5,000                         0.8440

7/7/2003                           10,200                         0.8245

7/8/2003                           13,076                         0.8486

7/9/2003                           10,000                         0.8630

7/10/2003                          13,500                         0.8628

7/11/2003                           6,824                         0.8654

7/14/2003                          10,800                         0.8544

7/15/2003                           4,100                         0.8283

7/16/2003                          19,901                         0.8562

7/17/2003                           7,400                         0.8446

7/21/2003                           2,999                         0.8225

7/22/2003                           5,500                         0.8045

7/23/2003                           6,700                         0.8333

7/25/2003                           4,800                         0.8394

7/29/2003                           3,600                         0.8358

7/30/2003                           1,700                         0.8412

8/19/2003                           8,000                         0.8526

8/20/2003                          41,800                         0.8453

8/21/2003                           8,900                         0.8726

8/22/2003                          60,000                         0.8646

8/25/2003                           9,000                         0.8566

8/26/03                            25,000                   $     0.8419

8/26/03                            13,400                   $     0.8419

--------------------------------------------------------------------------------

            (d) Not applicable.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer. None.

Item 7. Material to be Filed as Exhibits.

            Exhibit 1: Agreement Pursuant to Rule 13d-1(k)

                                    SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 2003

                                INFINITY CAPITAL PARTNERS, L.P.
                                By: Infinity Capital, LLC, its General Partner

                                By: /s/ Michael Feinsod
                                --------------------------------------
                                Name: Michael Feinsod
                                Title: Managing Member

                                INFINITY CAPITAL, LLC

                                By: /s/ Michael Feinsod
                                --------------------------------------
                                Name: Michael Feinsod
                                Title: Managing Member

                                INFINITY MANAGEMENT, LLC

                                By: /s/ Michael Feinsod
                                --------------------------------------
                                Name: Michael Feinsod
                                Title: Managing Member

                                /s/ Michael Feinsod
                                --------------------------------------
                                Michael Feinsod

                                    EXHIBIT 1

    AGREEMENT REGARDING JOINT FILING UNDER RULE 13D-1(K) OF THE EXCHANGE ACT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees to the filing on behalf of each of a Statement on Schedule 13D, and all amendments thereto, with respect to the shares of Common Stock, $.001 par value per share, of The Major Automotive Companies, Inc.

Dated: August 27, 2003




                                INFINITY CAPITAL PARTNERS, L.P.
                                By: Infinity Capital, LLC, its General Partner
                                By: /s/ Michael Feinsod
                                --------------------------------------
                                Name: Michael Feinsod
                                Title: Managing Member

                                INFINITY CAPITAL, LLC

                                By: /s/ Michael Feinsod
                                --------------------------------------
                                Name: Michael Feinsod
                                Title: Managing Member

                                INFINITY MANAGEMENT, LLC

                                By: /s/ Michael Feinsod
                                --------------------------------------
                                Name: Michael Feinsod
                                Title: Managing Member

                                /s/ Michael Feinsod
                                --------------------------------------
                                Michael Feinsod